Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – April 17, 2009

BAYTEX ENERGY TRUST TO PRESENT AT THE CIBC 2009 ENERGY
CONFERENCE AND AT THE 2009 IPAA OIL AND GAS INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (April 17, 2009) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the CIBC 2009 Energy Conference on Monday, April 20, 2009 at 10:40 am EST (8:40 a.m. MST) in Toronto, Ontario. Presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

URL: http://events.startcast.com/events6/118/energy2009/Default.aspx?presentation=22

 A re-play of the webcast will be available at this URL for 60 days following the webcast.

In addition, Baytex Energy Trust is also pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the 2009 Independent Petroleum Association of America Oil and Gas Investment Symposium on Monday, April 20, 2009 at 2:25 pm EST (12:25 p.m. MST) in New York City, New York. Presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

URL: http://www.investorcalendar.com/CEPage.asp?ID=143946

 A re-play of the webcast will be available at this URL for 12 months following the webcast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations Representative	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca